This communication is filed pursuant to Rule 425	Filer: Terra Networks, S.A.
under the Securities Act of 1933, as amended	Issuer: Telefonica, S.A.
Subject of the offer: Terra Networks, S.A.
Commission File Number: 000-28011

Terra Networks, S.A. and Telefónica, S.A, as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby report the following

SIGNIFICANT EVENT

I. Rules and Procedure for the Exchange of Shares of Terra Networks, S.A. for Shares of Telefónica, S.A.

Pursuant to the provisions of the Plan of Merger by Absorption of Terra Networks, S.A. (Terra Networks) by Telefónica, S.A. (Telefónica) and in accordance with the resolutions passed at the Annual General Shareholders’ Meetings of both companies held on June 2, 2005 and May 31, 2005, respectively, publication is hereby made of the rules and procedures for the exchange of shares of Terra Networks for shares of Telefónica.

1.	Treasury Shares to be Delivered by Telefónica

In order to satisfy the merger exchange, Telefónica will deliver shares of treasury stock to the shareholders of Terra Networks pursuant to the exchange ratio fixed in the Merger Plan of two (2) shares of Telefónica, each having a par value of one (€1) Euro, for every nine (9) shares of Terra Networks, each having a par value of two (€2) Euros, with no supplemental cash compensation. Telefónica will not issue new shares for such purpose, for which reason there will be no increase in its capital stock as a result of the merger.

By application of the provisions of Section 249 of the Spanish Corporations Act (Ley de Sociedades Anónimas), shares of Terra Networks that are held by Terra Networks, Telefónica or other persons acting in their own name but on behalf of these companies will not participate in the exchange, and will be cancelled and voided. Given that there are 443,205,426 shares of Terra Networks affected by these provisions and that the entirety of its capital stock is represented by 574,941,513 shares, the number of shares of Terra Networks that will be involved in the exchange is 131,736,087 shares, each having a par value of two (€2) Euros. Based on the foregoing, Telefónica will deliver a total of 29,274,686 treasury shares, each having a par value of one (€1) Euro, to satisfy the merger exchange pursuant to the exchange ratio mentioned above.

Given that the Telefónica shares to be used for the exchange are already existing, and of the same class and series as the other currently outstanding Telefónica shares, they shall give their holders the right, after delivery thereof, to participate in corporate earnings as from January 1, 2005 on the same terms as the other outstanding shares.

Pursuant to the provisions of the Merger Plan and the resolutions adopted for such purpose at the Annual General Shareholders’ Meetings of Telefónica and Terra Networks, the exchange and delivery of Telefónica shares shall be performed automatically in the manner set forth below.

2.	Procedure for the Exchange

2.1	Award of Shares of Telefónica

Those holders of Terra Networks shares that are entitled thereto in accordance with the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. [Securities Registration, Clearing, and Liquidation Systems Management Company, Inc.] (IBERCLEAR) and entities participating therein on the date of registration of the Merger Deed with the Commercial Registry of Madrid shall have the right to receive Telefónica shares in accordance with the exchange ratio established for the merger.

It is expected that the Merger Deed will be recorded with the Commercial Registry of Madrid on July 16, 2005, and that Friday, July 15, 2005 (the “Reference Date”), will therefore be the last day of trading for shares of Terra Networks, which shares will be cancelled as a result of the merger.

2.2	Agent Entity

The entities participating in the merger have named Banco Bilbao Vizcaya Argentaria, S.A. (the “Exchange Agent”) as the entity in charge of all agency duties relating to the exchange, through which ownership of the Terra Networks shares must be substantiated in accordance with the relevant operative rules and through which the procedures, if any, appropriate for the best execution of the exchange must be handled.

2.3	Procedure for the Acquisition of Odd-Lots

Pursuant to the provisions of the Merger Plan, shareholders holding shares that represent a fraction of the number of Terra Networks shares set as the exchange ratio may acquire or transfer shares in order to exchange them in accordance with such exchange ratio. Each shareholder must individually make timely decisions for such purpose to either purchase or sell Terra Networks shares in the market in order to reach the number of Terra Networks shares that are a multiple of nine (9).

Without prejudice to the foregoing, and pursuant to the provisions of the Merger Plan, the companies participating in the merger have agreed to establish a mechanism designed to facilitate the exchange with those Terra Networks shareholders who are holders of a number of shares that is not a multiple of nine (9). The basic terms and conditions of such mechanism are as follows:

(a)	Taking into account that the exchange ratio for the merger is equivalent, in unitary terms, to the delivery of one Telefónica share for every 4.5 shares of Terra Networks, at the close of the last session for trading in Terra Networks stock on the Reference Date, each shareholder of Terra Networks who, by application of such unitary exchange ratio of one Telefónica share for every 4.5 Terra Networks shares, is entitled to receive a whole number of Telefónica shares, and who has an excess fraction or odd-lot of less than 4.5 Terra Networks shares, may transfer such fraction or odd-lot to the Exchange Agent, which will also act as the odd-lot agent (hereinafter, the “Odd-Lot Counterpart Entity”), all with the understanding that for the calculation of the odd-lot corresponding to each shareholder position, all of the Terra Networks shares forming such position will be calculated. Likewise, a Terra Networks shareholder who is the owner of less than 4.5 Terra Networks shares may transfer such shares to the odd-lot acquirer. It shall be deemed that each shareholder of Terra Networks accepts the odd-lot acquisition system herein provided for, without having to remit instructions to the relevant IBERCLEAR-participant, which shall inform the shareholder of the results of the transaction once it has been concluded.

(b)	Given the agreed exchange ratio, it is hereby noted for the record that, regardless of the number of shares comprising each shareholder’s position, the only circumstances under which the acquisition of odd-lots may take place are the following:

Number of Terra shares	Corresponding Telefónica shares by virtue of the exchange	Odd-lot shares of Terra subject to the odd-lot acquisition system
1	0	1
2	0	2
3	0	3
4	0	4
5	1	0.5
6	1	1.5
7	1	2.5
8	1	3.5
9	2	0

Therefore, in any shareholder position, an odd-lot will range between a minimum of 0.5 Terra Networks shares and a maximum of 4 Terra Networks shares.

(c)	The acquisition price of the odd-lots will be determined based on the arithmetic mean of the average weighted prices of Terra Networks shares on the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) for the last three trading sessions for Terra Networks stock on the Spanish stock exchanges (which is expected to be the 13th, 14th and 15th days of July, 2005). If the odd-lot in question is one share of Terra Networks, its acquisition price shall be the arithmetic mean of the average weighted prices of Terra Networks shares for the last three trading sessions for Terra Networks; similarly, if the odd-lot in question is other than one share, its acquisition price shall be calculated based on the same criterion set forth herein, but in a proportion corresponding to the specific amount of the odd-lot.

(d)	The Odd-Lot Counterpart Entity, acting on its own behalf, will acquire the odd-lot shares remaining in the positions existing at the close of the trading session for Terra Networks corresponding to the Reference Date. The shares or fractions of shares of Terra Networks acquired by the Odd-Lot Counterpart Entity shall be exchanged for the corresponding number of Telefónica shares set forth in the Merger Plan.

2.4	Performance of the Exchange

It is expected that, upon completion of the trading session corresponding to the Reference Date, and after the acquisition of Odd-Lots by the Odd-Lot Counterpart Entity, the exchange of Terra Networks shares for Telefónica shares will be carried out after the registration of the merger with the Commercial Registry of Madrid (expected to occur on July 16, 2005). The exchange will be carried out through entities participating in IBERCLEAR that are depositaries of Terra Networks shares, in accordance with the procedures established for the book-entry system, pursuant to the provisions of Royal Decree 116/1992, of February 14 and, to the extent applicable, the provisions of Section 59 of the Spanish Corporations Act.

It is expected that on Monday, July 18, 2005, the beneficiaries of the exchange will have possession of the Telefónica shares delivered in the exchange, after the performance by IBERCLEAR of settlements that are customary in these types of transactions.

II. Rules and Procedure for the Exchange of American Depositary Shares (ADSs)

As a result of the merger, and in accordance with the statements in the F-4 registration form declared effective by the United States Securities and Exchange Commission on April 22, 2005, the holders of Terra Networks ADSs will receive two (2) ADSs of Telefónica for every twenty-seven (27) ADSs of Terra Networks that they hold or one (1) full Teléfonica ADSs for every thirteen point five (13.5) Terra ADSs surrendered.

The entities participating in the merger have named Citibank, N.A. (“Citibank”) as the entity in charge of all agency duties relating to the exchange in the United States, through which ownership of the Terra Networks ADSs must be substantiated and through which the procedures, if any, appropriate for the best execution of the exchange must be handled.

Furthermore, the holders of Terra Networks ADSs who are the holders of a number of ADSs that is not a multiple of twenty-seven (27) or thirteen point five (13.5) will receive the corresponding cash payment (“Cash-in-Lieu Payment”) through Citibank.

As stated above, it is expected that, insofar as the Merger Deed is registered with the Commercial Registry of Madrid on July 16, 2005, the last day of listing of the Terra Networks ADSs on the United States Nasdaq National Market will be Friday, July 15, 2005.

In accordance with the above, it is also expected that beginning on Monday, July 18, 2005, holders of Terra Networks ADSs that are beneficiaries of the exchange will have possession of the Telefónica ADSs delivered in the exchange, after the performance of settlements that are customary in these types of transactions. Finally, a request for deregistering the securities issued by Terra Networks will be filed with the Securities and Exchange Commission, after which the obligations to provide information to this entity under the Securities Exchange Act of 1934 shall cease.

Madrid, July 11 2005

José F. Mateu Isturiz

General Counsel and Secretary to the Board